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EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges
Year ended December 31,

	2013	2012	2011	2010	2009
Income before provision for income taxes and fixed charges (Note A)	$152,117,322	$137,251,581	$136,980,092	$125,706,453	$114,457,760

Fixed Charges:
Interest on long-term debt	$40,354,153	$40,192,347	$42,580,987	$41,958,541	$42,084,023
Interest on short-term debt	59,504	187,132	86,406	630,913	1,124,883
Interest on trust preferred securities	—	—	—	2,089,583	4,250,000
Other interest	1,064,869	1,087,719	(1,147,472)	(2,332,530)	(680,863)
Rental expense representative of an interest factor (Note B)	9,700,747	5,944,675	6,190,709	5,430,863	6,501,484

TOTAL FIXED CHARGES	$51,179,273	$47,411,873	$47,710,630	$47,777,370	$53,279,527
Ratio of earnings to fixed charges	2.97	2.89	2.87	2.63	2.15

NOTE A:    For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:    One-third of rental expense (which approximates the interest factor).

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  EXHIBIT (12)
Computation of Ratios of Earnings to Fixed Charges Year ended December 31,